EXHIBIT 99.1

Innate’s First NK Cell Engager Selected by Sanofi as Drug Candidate for Development

  IPH6101/SAR443579 is an NKp46-based NK cell engager (NKCE) that uses Innate’s proprietary multispecific antibody format

  Selection of IPH6101/SAR443579 triggers a €7M milestone payment to Innate

MARSEILLE, France, Jan. 05, 2021 (GLOBE NEWSWIRE) --

Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multispecific antibody format (Gauthier et al. Cell 2019).

In the first research program of the collaboration, IPH6101/SAR443579 has shown anti-tumor activity in pre-clinical models, including encouraging pharmacokinetic (PK), pharmacodynamic (PD) and safety data in preliminary non-human primate studies, as well as positive manufacturability properties, leading to its selection as a drug candidate for development.

The decision triggered a €7M milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579.

This milestone is part of the previously announced research collaboration with Sanofi, under which the companies collaborate on the generation and evaluation of up to two bispecific NKCEs, using technology from Innate and Sanofi’s proprietary bispecific antibody formats as well as tumor targets. The companies are also currently working on the second research program.

“We are very pleased that Sanofi will work to bring IPH6101/SAR443579 towards the clinic, as it highlights the potential of engaging NK cells through NKp46, as well as the robustness of Innate’s proprietary multi-specific antibody format,” said Pr. Eric Vivier, PhD, Chief Scientific Officer at Innate Pharma.   “We believe IPH6101/SAR443579 is the first NKp46-based NK cell engager to start development, demonstrating the next wave of scientific innovation at Innate. This successful validation will also be valuable for our second ongoing research program with Sanofi, and ultimately, the overall Innate NK cell engager platform.”

Innate’s multifunctional NKCE technology is comprised of novel antibody formats that simultaneously target two activating receptors, NKp46 and CD16, on NK cells as well as a tumor antigen on cancer cells.

Such trifunctional NKCEs have proven more effective in pre-clinical models than classical antibodies directed against the same tumor target, as co-engagement of multiple surface receptors on NK cells is required for their full activation.

NKCEs may show improved therapeutic window for cancer treatment as compared to bispecific T lymphocyte-engaging formats.

About NKp46-based NKCE:

NKp46 is an activating receptor expressed on all NK cells. It is the most specific marker of human NK cells and plays a major role in their tumor cell recognition.

Innate’s NKp46 multi-specific NK cell engagers bind with one arm to an antigen at the surface of tumor cells, and with another arm to the NKp46 receptor on NK cells. This leads to activation and specific tumor-killing and cytokine secretion by NK cells, an immune cell population representing a significant proportion of all cytotoxic lymphocytes in the body.

About the Innate-Sanofi agreement:

The Company has a research collaboration and licensing agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multispecific antibody formats engaging natural killer (NK) cells to kill tumor cells and secrete cytokines through the activating receptor NKp46.

Under the terms of the licence agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com